CorVu Corporation
                        3400 West 66th Street, Suite 445
                                 Edina, MN 55435


June 28, 2006


Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 E Street, N.E.
Washington, D.C. 20549

RE:   CORVU CORPORATION
      FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2005
      FORMS 10-QSB FOR FISCAL QUARTERS ENDED SEPTEMBER 30, 2005 AND DECEMBER 31, 2005
      FILE NO. 000-29299
      YOUR LETTER DATED JUNE 22, 2006

Dear Mr. Krikorian:

      We are responding to the comment in your letter dated June 22, 2006 with respect to the above-referenced filings. Our response is numbered to correspond to the number of the relevant comment in your letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005
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Notes to Consolidated Financial Statements
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(2) Summary of Significant Accounting Policies, page 21
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(A) Revenue Recognition, page 21
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

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
June 28, 2006
Page 2


1. We note your response to comment number 1 in our letter dated April 12, 2006. We note your statement that "...[you] charge an annual maintenance fee equal to 20% of the software license fee paid." We further note your statement that "...the maintenance contract is annually renewable" in your letter dated February 14, 2006 in response to our letter dated February 1, 2006. Confirm that the maintenance renewal rate charged to the customer is the same as the original annual maintenance fee.

      Response:

      We can confirm that our pricing methodology as it relates to annually renewal maintenance contracts provides that renewal rates are the same as the original rates charged to the customer.

The Company acknowledges that

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this, please feel free to contact me at 952-843-7701.


Sincerely,


/s/ Joseph J. Caffarelli
Joseph J. Caffarelli
Chief Executive Officer
CorVu Corporation